Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

I, Maryse Belanger, P.Geo., as an author of this report entitled " Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report" dated December 31, 2010 prepared for Silver Wheaton Corp. (the "Issuer") do hereby certify that:

1.	I am Director Technical Services at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Coloumbia, Canada, V6C 2X8.

2.	This certificate applies to the technical report "Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report", dated December 31, 2010 (the "Technical Report").

3.	I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainbleau, France in 1986.

4.	I have worked as a geologist for a total of 25 years. I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO) with Registration No. 0125.

5.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and by reason of education, experience and professional registration I fulfill the requirements of a "qualified person" as defined in NI 43-101.

6.	I visited the Peñasquito Mine, subject of the report between June 21- 23, 2010.

7.	I am responsible for all of the sections of the Technical Report.

8.	I am not an independent qualified person as described in section 1.4 of NI 43-101.

9.	I have no prior involvement with the property.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30 day of March, 2011

/s/ Maryse Belanger
Maryse Belanger, P.Geo.
Director Technical Services
Goldcorp Inc.